Exhibit 11.0

Computation of Earnings Per Share
(thousands, except per share data)

	Year Ended December 31
Computation of Basic Earnings Per Share	2004	2003	2002

Net income available to common shareholders	$53,910	$19,929	$7,015

Weighted average shares outstanding	13,494	13,279	13,086

Basic earnings per share	$4.00	$1.50	$0.54

Computation of Diluted Earnings Per Share

Net income available to common shareholders	$53,910	$19,929	$7,015

Weighted average shares outstanding	13,494	13,279	13,086

Net effect of dilutive stock options based on the treasury stock method using average market price	429	162	177

Total shares outstanding	13,923	13,441	13,263

Diluted earnings per share	$3.87	$1.48	$0.53